Exhibit 10.1

July 23, 2012

John C.R. Hele

[address redacted]

Dear John,

I am pleased to invite you to join the MetLife leadership team at an executive officer level, and am looking forward to your contributions toward our Company’s success.

In your new role, you will report to me and have an initial annual base salary rate of $600,000 payable semi-monthly (on the 15th and last work day of the month). Your appointment as Executive Vice President and Chief Financial Officer of MetLife, Inc., MetLife Group, Inc. and Metropolitan Life Insurance Company, and the terms of your employment as described in this letter, are subject to the approval of MetLife’s Compensation Committee and Board of Directors. You will be an employee of MetLife Group, Inc.

Your first day of employment will be September 4, 2012. If you are unable to begin employment on or close to this date, this offer may be withdrawn.

You will also be eligible for an award under the MetLife Annual Variable Incentive Plan (AVIP) and for long-term stock-based incentive awards. You will be considered for an annualized total base plus target incentive compensation opportunity of approximately $3.9 million, depending on business and individual performance. The target AVIP award opportunity for which you’ll be considered will be $1.1 million, and the target long-term stock-based incentive opportunity you shall be considered for will be $2.2 million (which we anticipate will initially be equally split between stock options and performance shares), in each case depending on business and individual performance. Incentive awards for the 2012 performance year, for which you’ll be considered in 2013, will be prorated based on the number of months you’ve worked in 2012 for MetLife. All AVIP awards and long-term stock incentive awards are discretionary, with no amounts or targets guaranteed, and they are heavily influenced by overall company and individual performance, as well as expectations of your future contributions to MetLife’s performance. Awards are generally made by the middle of March each year. You must be actively at work on the date of any payments or grants, as determined by the applicable plan or program, to receive such awards.

You will receive a one-time sign-on payment of $450,000, which will be paid to you in the first paycheck following thirty (30) completed calendar days of service. Should you voluntarily terminate your employment with MetLife prior to the first anniversary of the date you begin employment, you must repay a prorated amount of this payment to MetLife, based on the number of complete months you were employed.

You have provided us with information about compensation awards from your current employer that you would forfeit if you accept employment with MetLife. As a result of our review of that information, management will recommend that you receive the following long-term stock-based incentive award(s) after you begin employment, subject to Compensation Committee or other approvals:

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$1,115,000 in MetLife, Inc. Stock Options, subject to vesting in thirds for continuous service with MetLife through each of the first three anniversaries of the grant date and otherwise subject to the terms of MetLife’s prevailing Management Stock Option Agreement and the MetLife, Inc. 2005 Stock and Incentive Compensation Plan. The number of stock options will be determined by dividing this amount by one-third (1/3) of the closing price of MetLife, Inc. common stock on the grant date, and rounding up to the nearest whole number of stock options. This award is contingent on being an employee of MetLife Group, Inc., and the grant date will be the first day of your employment.

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$1,115,000 in MetLife, Inc. Performance Shares for the January 1, 2012 to December 31, 2014 performance period. The performance shares will be subject to vesting for continuous service with MetLife through the end of the three-calendar-year performance period and the other terms of MetLife’s prevailing Management Performance Share Agreement and the MetLife, Inc. 2005 Stock and Incentive Compensation Plan. The number of performance shares will be determined by dividing this amount by the closing price of MetLife, Inc. common stock on the grant date, and rounding up to the nearest whole number of performance shares. This award is contingent on being an employee of MetLife Group, Inc., and the grant date will be the first day of your employment.

MetLife has an Executive Stock Ownership Program covering employees at the Senior Vice President level and above. The program provides that individuals in these positions should own MetLife, Inc. common stock in an amount at least equal to a multiple from 2 to 7 times his or her annual base salary rate. At your executive officer level, you will be responsible for owning 4 times your annual base salary rate. Ownership includes shares and share equivalents acquired through our long-term stock-based incentive award programs and other company sponsored programs such as the MetLife Company Stock Fund of the Savings and Investment Plan (called “SIP”) and the Auxiliary Savings and Investment Plan, as well as shares purchased in the open market. While there is no official time frame for reaching the minimum ownership requirement, you are expected to hold all “profit shares” you receive from exercising any Stock Options and any shares you receive (or defer) in payment from Performance Share or Restricted Stock Unit awards until you meet your expected ownership level.

Under MetLife’s Insider Trading Policy, certain employees must obtain prior approval from the MetLife, Inc. Corporate Secretary’s office before trading in MetLife securities, including transactions involving MetLife, Inc. common stock. You will be subject to these requirements, and you will be notified and given instructions on how to request clearance for such transactions.

MetLife has a competitive and comprehensive array of benefits designed to provide you with choice and flexibility. Under our current program, you will be eligible for healthcare and dental coverage on the first of the month following 30 days of service. Our current program also provides for limited severance pay if your employment is involuntarily terminated under certain circumstances. As an officer subject to the reporting requirements of Section 16 of the Securities Exchange Act, you are also covered under our current program providing limited severance pay if your employment ends under certain circumstances following a change-in-control of MetLife, Inc. Your participation in MetLife’s benefit programs is subject to the terms of each benefit plan. Basic information about MetLife’s benefits and eligibility for those programs can be found in the attached Benefits Overview.

More specific information about your benefits will be delivered shortly after your employment date. At that time, a member of the Executive Benefits team will contact you to set up an introductory call to review all of your benefits-related enrollments.

In addition, you will be given the opportunity to defer select types of compensation in accordance with the terms of the MetLife deferred compensation plans. You will receive additional details about compensation eligible for deferral shortly after your employment date. Please note that your sign-on payment is not eligible for deferral.

Income taxes, including employment taxes, will be withheld and deposited as appropriate to each payment type described in this letter. Please review the specific information that will be provided to you regarding each type of award or program described in this letter, because tax consequences can vary depending on the type of payment.

You will be eligible for 22 paid time off (PTO) days and 3 Personal/Family days on an annual basis. For 2012 these will be provided on a pro-rated basis.

You will also be provided with ground transportation service for business and certain personal purposes consistent with MetLife practice for executive officers.

This offer of employment is based on our confidence that your employment with MetLife will be a mutually rewarding and enriching experience, but it is not an employment contract, and does not represent a guarantee of continued employment for any period of time. Employment at MetLife is “employment at will,” which means that either you or MetLife may terminate the relationship at any time with or without cause or notice.

Our offer is contingent on a satisfactory background check, which may include fingerprinting, professional reference checks, and successful passing of a drug-screening test. This offer is subject to withdrawal if, among other circumstances, the background check, reference checks or drug-screening test do not meet MetLife requirements. In order to prevent delay in beginning your employment, please be sure to complete your drug-screening test as soon as possible and ideally no later than 3 days from the date of this letter.

In addition, this offer is contingent upon your being able to produce evidence of your work authorization in the United States when you commence employment. If you require sponsorship for a visa conferring ongoing employment authorization and this has not already been discussed with us, it is critical that you bring this to my attention immediately. If such employment authorization is necessary, this offer is conditioned upon MetLife determining that it will sponsor you for such a visa, visa availability, the United States Citizenship and Immigration Service issuing such a visa and your being authorized to work in the United States.

During the course of your employment with MetLife, you will become familiar with trade secrets and other confidential information about MetLife. You and MetLife anticipate that your services will be of special, unique and extraordinary value to MetLife, and that by virtue of your employment, you will gain and cultivate knowledge of the identity, characteristics and preferences of MetLife’s customer, client, supplier, vendor, or other business relations (known for these purposes as “Business Relations”) and confidential information about those Business Relations in order to further MetLife’s business. MetLife is engaged in a highly competitive business. Its relationship with its Business Relations and its confidential information are extremely valuable, and the preservation of them is critical to MetLife’s continued business success. If you later leave MetLife, you agree that you would inevitably have to draw on such information if you were to solicit or service the Business Relations on behalf of a competing business.

You agree that, during your employment with MetLife and ending on the first anniversary of the end of your employment for any reason (the “Restricted Period”), you will not directly or indirectly own any interest in, manage, control, participate in, consult with, or render services, as an officer, director, employee, partner, member, consultant, independent contractor or agent, to any person or entities engaged in competition with MetLife (including for this purpose MetLife, Inc. and each of its affiliates) with respect to any products or services offered by MetLife (or with regard to which MetLife has plans to offer) in the United States and/or in any other country in which MetLife conducts business or has plans to conduct business as of the date your employment ends (“Restricted Geographies”). You will also not assist others in engaging in activities in which you have agreed not to engage. These restrictions are in addition to those to which you agree in your Agreement to Protect Corporate Property, and will survive your execution of that Agreement to Protect Corporate Property. You acknowledge that it is reasonable to restrict your activities as described in this paragraph (the “Post-Employment Restrictions”), and that you will be able to earn a suitable livelihood without violating the terms and restrictions.

You agree that money damages would be both incalculable and an insufficient remedy for MetLife for any breach by you of your Post-Employment Restrictions, and that any such actual, threatened or continuing breach will cause MetLife irreparable harm. In the event of any such breach by you of the Post-Employment Restrictions, MetLife shall be entitled to equitable relief, including temporary, preliminary or permanent injunctive relief, in any court of competent jurisdiction and without the requirement of posting a bond. Such equitable relief shall not be the exclusive remedy for any breach by you of the Post-Employment Restrictions but shall be in addition to any other damages or remedies available at law or in equity to MetLife. MetLife’s determination not to enforce the Post-Employment Restrictions as to specific violations shall not operate as a waiver or release of your Post-Employment Restrictions.

In accepting this job offer, you are making a representation to MetLife that you are not restricted or limited in any way from working for MetLife by the terms of any agreement with any prior employer, including but not limited to your current employer.

John, I look forward to your accepting our job offer, and I am confident you will be a great addition to the team. There are many opportunities for strong leaders to contribute to the achievement of our vision and strategic objectives. I know you will find the position both challenging and rewarding. Please return one signed copy of this letter and the enclosed Agreement to Protect Corporate Property to Jill Corsi in the enclosed envelope as soon as possible to indicate your acceptance, and keep the second copy for your own records. Please feel free to give me a call with any questions that you may have at [telephone number redacted] or call Frans Hijkoop at [telephone number redacted].

Sincerely,	I accept this job offer.

Steven A. Kandarian	John C.R. Hele
Chairman, President and Chief Executive Officer
MetLife, Inc.

/s/ Steven A. Kandarian	/s/ John C.R. Hele
Signature	Signature
7/24/2012